UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                                                 SEC FILE NUMBER
                                                                    001-08007

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING




(Check One):   [X] Form 10-K    [ ] Form 20-F    [ ] Form 11-K    [ ]Form 10-Q
               [ ] Form 10-D    [ ] Form N-SAR   [ ] Form N-CSR

                       For Period Ended: December 31, 2006


[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR

For the Transition Period Ended: ________________________



  Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _______________________________


PART I -- REGISTRANT INFORMATION


FREMONT GENERAL CORPORATION
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Full Name of Registrant


N/A
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Former Name if Applicable


2425 Olympic Boulvard, 3rd Floor
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Address of Principal Executive Office (Street and Number)


Santa Monica, CA 90404
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City, State and Zip Code


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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
[X] filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Fremont General Corporation (the "Company") could not file its Annual Report on Form 10-K for the fiscal year ended December 31, 2006 by March 1, 2007 without unreasonable effort or expense for the reasons set forth below.

In light of the current operating environment for subprime mortgage lenders and recent legislative and regulatory events, Fremont Investment & Loan, the Company's wholly owned industrial bank subsidiary ("FIL"), intends to exit its subprime residential real estate lending business. Management and the board of directors are engaged in discussions with various parties regarding the sale of the business.

Additionally, the Company expects that it, FIL and the Company's wholly owned subsidiary, Fremont General Credit Corporation ("FGCC"), will enter into a voluntary formal agreement, to be designated as a cease and desist order (the "Order"), with the Federal Deposit Insurance Corporation (the "FDIC"). Among other things, the Order will require FIL to cease and desist from the following:

     o Operating with management whose policies and practices are detrimental to FIL;

     o Operating FIL without effective risk management policies and procedures in place in relation to FIL's brokered subprime mortgage lending and commercial real estate construction lending businesses;

     o Operating with inadequate underwriting criteria and excessive risk in relation to the kind and quality of assets held by FIL;

     o Operating without an accurate, rigorous and properly documented methodology concerning its allowance for loan and lease losses;

     o    Operating with a large volume of poor quality loans;

     o    Engaging in unsatisfactory lending practices;

     o Operating without an adequate strategic plan in relation to the volatility of FIL's business lines and the kind and quality of assets held by FIL;

     o Operating with inadequate capital in relation to the kind and quality of assets held by FIL;

     o Operating in such a manner as to produce low and unsustainable earnings;

     o Operating with inadequate provisions for liquidity in relation to the volatility of FIL's business lines and the kind and quality of assets held by FIL;

     o Marketing and extending adjustable-rate mortgage ("ARM") products to subprime borrowers in an unsafe and unsound manner that greatly increases the risk that borrowers will default on the loans


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          or otherwise cause losses to FIL, including (1) ARM products that qualify borrowers for loans with low initial payments based on an introductory rate that will expire after an initial period, without adequate analysis of the borrower's ability to repay at the fully indexed rate, (2) ARM products containing features likely to require frequent refinancing to maintain affordable monthly payment or to avoid foreclosure, and (3) loans or loan arrangements with loan-to-value ratios approaching or exceeding 100 percent of the value of the collateral;

     o Making mortgage loans without adequately considering the borrower's ability to repay the mortgage according to its terms;

     o Operating in violation of Section 23B of the Federal Reserve Act, in that FIL engaged in transactions with its affiliates on terms and under circumstances that in good faith would not be offered to, or would not apply to, nonaffiliated companies; and

     o Operating inconsistently with the FDIC's Interagency Advisory on Mortgage Banking and Interagency Expanded Guidance for Subprime Lending Programs.

The Order will also require FIL to take a number of steps, including (1) having and retaining qualified management; (2) limiting the Company's and FGCC's representation on FIL's board of directors and requiring that independent directors comprise a majority of FIL's board of directors; (3) revising and implementing written lending policies to provide effective guidance and control over FIL's residential lending function; (4) revising and implementing policies governing communications with consumers to ensure that borrowers are provided with sufficient information; (5) implementing control systems to monitor whether FIL's actual practices are consistent with its policies and procedures; (6) implementing a third-party mortgage broker monitoring program and plan; (7) developing a five-year strategic plan, including policies and procedures for diversifying FIL's loan portfolio; (8) implementing a policy covering FIL's capital analysis on subprime residential loans; (9) performing quarterly valuations and cash flow analyses on FIL's residual interests and mortgage servicing rights from its residential lending operation, and obtaining annual independent valuations of such interests and rights; (10) limiting extensions of credit to certain commercial real estate borrowers; (11) implementing a written lending and collection policy to provide effective guidance and control over FIL's commercial real estate lending function, including a planned material reduction in the volume of funded and unfunded nonrecourse lending and loans for condominium conversion and construction as a percentage of Tier I capital; (12) submitting a capital plan that will include a Tier I capital ratio of not less than 14% of FIL's total assets; (13) implementing a written profit plan; (14) limiting the payment of cash dividends by FIL without the prior written consent of the FDIC and the Commissioner of the California Department of Financial Institutions; (15) implementing a written liquidity and funds management policy to provide effective guidance and control over FIL's liquidity position and needs; (16) prohibiting the receipt, renewal or rollover of brokered deposit accounts without obtaining a Brokered Deposit Waiver approved by the FDIC; (17) reducing adversely classified assets; and (18) implementing a comprehensive plan for the methodology for determining the adequacy of the allowance for loan and lease losses.

In addition, the Company is analyzing, in connection with the preparation of the Company's consolidated financial statements as of and for the period ended December 31, 2006, the FDIC's criticism with respect to the Company's methodology for determining the carrying value of the Company's residential real estate loans held for sale.

                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Alan W. Faigin                 310                      315-5500
-------------------------        -----------       ----------------------------
        (Name)                   (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
    [X] Yes  [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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

The Company will report a net loss from continuing operations for the fourth quarter of 2006 as compared to net income of $54.5 million for the fourth quarter of 2005. The net loss to be reported for the fourth quarter of 2006 will be due in part to increased provisions for loan repurchase and repricing, valuation and premium recapture reserves. In light of the Company's reported operating results for the nine months ended September 30, 2006, and the fact that the Company will report a net loss for the fourth quarter of 2006, the Company's operating results for the fiscal year ended December 31, 2006 will represent a significant change from the Company's operating results for the fiscal year ended December 31, 2005.

The Company is unable to estimate its results of operations for the fourth quarter of 2006 and full-year 2006 until it completes its review of its methodology for determining the carrying value of its held-for-sale residential real estate loan portfolio, as discussed above.


FORWARD-LOOKING STATEMENTS

This report may contain "forward-looking statements" which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements and the Company's currently reported results are based on the Company's current expectations and beliefs concerning future developments and their potential effects on the Company. These statements and the Company's reported results are not guarantees of future performance and there can be no assurance that actual developments will be those anticipated by the Company. Actual results may differ materially and adversely from the Company's projected or reported results as a result of significant risks, uncertainties and assumptions that are difficult to predict, including:

     o the impact of the Company's withdrawal from the subprime residential real estate mortgage lending business;

     o    changes in the interest rate and competitive environments;

     o    changes in general and specific economic conditions and trends;

     o changes in asset and loan valuations and the costs of originating loans;

     o changes in the volumes of loans originated, loans sold, the pricing of existing and future loans, and the values realized upon the sale of such loans;

     o access to the necessary capital and deposit resources to fund loan originations and the condition of the whole loan sale and securitization markets;

     o the impact of valuation and other changes in the commercial and residential real estate markets;

     o the effect of litigation, state and federal legislation and regulations, and development of, and the variability in determining, the allowance for loan losses;

     o the impact of the final terms of the Order on the Company's ability to conduct its business;

     o the impact of changes in federal and state tax laws and interpretations, including tax rate changes;

     o the ability to maintain an effective system of internal and financial disclosure controls, and to identify and remediate any control deficiencies, under the requirements of Section 404 of the Sarbanes-Oxley Act of 2002; and

     o    other events and factors beyond our control.

     For a more detailed discussion of risks and uncertainties, see the Company's other public filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statements.

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                          FREMONT GENERAL CORPORATION
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date:  March 2, 2007                  By:  /s/  LOUIS J. RAMPINO
      -------------------------           --------------------------------------
                                          Louis J. Rampino
                                          President, Chief Executive Officer
                                          and Director (Principal Executive
                                          Officer)